                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 1a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006
Commission File Number:  000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

 SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                     (Address of principal executive office)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes[ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82: [ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Infowave Software Inc.

Date: May 26, 2006

                                          By: /s/ George Reznik
                                              ----------------------------------

                                          Name: George Reznik

                                          Title: Chief Operating Officer and CFO

                                 (INFOWAVE LOGO)

                             INFOWAVE SOFTWARE, INC.

                  NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

                           TO BE HELD ON JUNE 23, 2006

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR

                             INFOWAVE SOFTWARE, INC.
                        Suite 200, 4664 Lougheed Highway
                            Burnaby, British Columbia
                                     V5C 5T5
                              Phone: (604) 473-3600

          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting (the "Meeting") of the shareholders of INFOWAVE SOFTWARE, INC. (the "Corporation") will be held at the Executive Hotel, Boardroom C, 4201 Lougheed Highway, Burnaby, British Columbia on Friday, June 23, 2006 at the hour of 9:00 a.m. (Vancouver time) for the following purposes:

     1. To receive the financial statements of Infowave Software, Inc. for its fiscal year ended December 31, 2005 and the report of the Auditors thereon;

     2. To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

     3.   To elect the Directors;

     4. To consider and, if thought advisable, approve a special resolution authorizing the continuance of the Corporation from its current governing jurisdiction, being the Canada Business Corporations Act, to the Business Corporations Act (British Columbia) (the "Continuance Resolution"); and

     5. To transact such other business as may properly come before the Meeting.

The full text of the Continuance Resolution described in item 4 is set forth in the accompanying management information circular (the "Information Circular"), which is deemed to form part of this Notice and also provides additional information relating to the other matters to be addressed at the Meeting. Holders of the Corporation's common shares are entitled to dissent under and to be paid the fair value of their common shares in accordance with section 190 of the Canada Business Corporations Act in respect of the Continuance Resolution. These rights are described in the Information Circular.

A SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXYHOLDER TO ATTEND AND VOTE IN HIS, HER OR ITS STEAD. IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE READ THE NOTES ACCOMPANYING THE FORM OF PROXY ENCLOSED HEREWITH AND THEN COMPLETE AND RETURN THE PROXY WITHIN THE TIMEFRAME SET OUT IN THE NOTES. THE ENCLOSED FORM OF PROXY IS SOLICITED BY MANAGEMENT BUT, AS SET OUT IN THE NOTES, YOU MAY AMEND IT IF YOU SO DESIRE BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

DATED at Vancouver, British Columbia, this 5th day of May, 2006.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                "Gregg Thompson"

                                 Gregg Thompson
                                    Chairman

                             INFOWAVE SOFTWARE, INC.

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                              INFORMATION CIRCULAR

                           AS AT AND DATED MAY 5, 2006

                             SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Meeting") of shareholders of INFOWAVE SOFTWARE, INC. (the "Corporation") and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof. THE ENCLOSED FORM OF PROXY IS BEING SOLICITED BY MANAGEMENT OF THE CORPORATION. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. The Corporation may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Corporation.

                           APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying Form of Proxy (i.e., the Management proxy) are the President and the Chief Operating Officer of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed Form of Proxy is received by the Corporation at the offices of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., at its offices at Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Corporation at Suite #200, 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy to the Chairman of the Meeting prior to the commencement of the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby, only if the Form of Proxy is properly completed and delivered in accordance with the requirements set out above under the heading "Appointment of Proxyholder" and such proxy has not been revoked.

                  VOTING OF PROXIES AND EXERCISE OF DISCRETION

If the instructions as to voting indicated in a proxy are certain, the shares represented by the proxy will be voted or withheld from voting on any poll where a choice with respect to any matter to be acted upon has been specified in the proxy, in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED,

IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The Form of Proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Corporation knows of no such amendment or variation of matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

                      VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

     (b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in cases permit the completion of the voting instruction form by telephone or through the internet); or

     (b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY OR ITS SERVICE COMPANY.

In addition, there are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from Intermediaries through their transfer agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is second stage of the implementation of NI 54-101.

The Corporation has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form from the Corporation's transfer agent, Computershare Investor Services Inc. (or Computershare Investor Services Inc as the case might be) ("Computershare"). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting services, as described on the voting instruction form itself which contain complete instructions. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the voting instruction forms they receive.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or executive officers of the Corporation, none of the proposed Directors or persons who have been Directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed in this Information Circular.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is currently authorized to issue an unlimited number of common shares without par value (the "Common Shares"). There are 243,334,208 Common Shares issued and outstanding as of May 5, 2006. The Board of Directors of the Corporation has determined that all shareholders of record as of May 5, 2006 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Corporation, on a show of hands, every shareholder present in person and entitled to vote shall have one vote and on a poll every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each Common Share of which he is the holder. Common Shares represented by proxy will only be voted on a poll.

To the knowledge of the Directors and executive officers of the Corporation, as at the date hereof, the only person beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the outstanding voting rights of the Corporation is as follows:

                                              PERCENTAGE OF
                             NUMBER OF     OUTSTANDING COMMON
NAME AND ADDRESS           COMMON SHARES         SHARES
----------------           -------------   ------------------
Gerald L. Trooien            62,896,536          25.85%
#800-10 River Park Plaza
St. Paul, MN 55107

                              ELECTION OF DIRECTORS

The term of office of each of the present Directors expires at the Meeting. Each Director of the Corporation is elected annually and holds office until the next Annual General Meeting of the Corporation unless that person ceases to be a Director before then.

The persons named below will be presented for election at the Meeting as management's nominees for the Board of Directors, and the proxies named in the accompanying Form of Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, the Common Shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OR NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The following table sets out the names of the nominees for election as Directors, the province or state and the country in which each is ordinarily resident, all offices of the Corporation now held by each of the them, the period of time for which each has been a Director of the Corporation, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which they exercise control or direction, as at the date hereof.

                                                              NUMBER OF COMMON SHARES BENEFICIALLY
NAME, PRESENT OFFICE HELD, STATE OR                          OWNED, DIRECTLY OR INDIRECTLY, OR OVER
PROVINCE AND COUNTRY ORDINARILY                            WHICH CONTROL IS EXERCISED AT THE DATE OF
RESIDENT                                 DIRECTOR SINCE            THIS INFORMATION CIRCULAR
------------------------------------     --------------    -----------------------------------------
Gregg Thompson                         November 14, 2005                 500,000 options
Chairman
British Columbia, Canada

James W. Suttie                        June 30, 2005                    4,500,000 options
Chief Executive Officer and Director
British Columbia, Canada

Gerald Trooien                         January 18, 2005             62,896,536 Common Shares
Director                                                                 600,000 options
Minnesota, USA

Keith Triginer(1) (2)                  June 30, 2005                     500,000 options
Director
British Columbia, Canada

Robert (Owen) Wiberg(1) (2) (3)        June 30, 2005                     300,000 options
Director
Alberta, Canada

Allen Sello (3)                        January 1, 2006                   500,000 options
Director
British Columbia, Canada

Wayne Henderson (3)                    May 10, 2006                      500,000 options
Director
British Columbia, Canada

Notes:

(1) Current Member of the Corporate Governance and Nominating Committee. This Committee will be reconstituted after the Meeting.

(2) Current Member of the Compensation Committee. This Committee will be reconstituted after the Meeting.

(3) Current Member of the Audit Committee. This Committee will be reconstituted after the Meeting.

The principal occupation of each of the nominees for the last five years is set forth below.

GREGG THOMPSON has served as a Director and Chairman of the Board since November 2005. He is also the Chairman of Bluepoint Leadership Development. His broad and diverse background includes extensive experience as a business manager, executive coach, leadership trainer and management consultant. Prior to Bluepoint he was at Cambian (a privately-held software applications company) where he held the title of President from 2000 to 2002. He also held the title of President at Conor Pacific Environmental Technologies (TSX: CPA) from 1998 to 2000. Gregg leads a world-class team of educators, trainers, coaches and consultants who work with clients such as Encana, Talisman, Microsoft, Starbucks, Hewlett-Packard, Intel, Autodesk, Coca-Cola, Deloitte & Touche, Nortel, Royal Bank of Canada, Magna and Nike.

JAMES W. SUTTIE has served as President and Chief Executive Officer since September 1, 2005 and brings over twenty five years of senior executive management experience in the IT industry, most recently serving as the Executive Vice President, Corporate Treasury Services of Thomson Financial Inc. (formerly Selkirk Financial Technologies Inc.). He was the Founder and Chief Executive Officer of Selkirk Financial Technologies Inc. Before founding Selkirk Financial Technologies Inc., Mr. Suttie held a variety of senior management and marketing positions at Gulf Canada, Noranda Mines and IBM Canada. Mr. Suttie is a member of the British Columbia Technologies Industries Association, the Treasury Management Association of Canada and the Association of Financial Professionals. He is also a regular keynote speaker at both Canadian and American treasury management conferences and has been published in various industry publications. Mr. Suttie holds a degree in Chemical Engineering from McMaster University.

GERALD TROOIEN has served as a Director since January, 2004. Mr. Trooien is a successful real estate developer, a retired professional athlete and an active investor and advisor to various companies. He has run and owned airplane-holding companies and transportation-related businesses as well as founding and funding a not-for-profit charitable organization that supports public education.

KEITH TRIGINER has served as a Director since June 2005. Mr. Triginer has been a regional General Manager (Calgary region) of Siemens Canada Ltd. since 2005. Prior to Siemens, Mr. Triginer was Senior Vice President, Sales at Gemcom Software since 2002 where he led the company through a revenue growth period. Prior to Gemcom, Mr. Triginer held various positions, his last being Director, Marketing Solutions with Invensys plc (formerly Foxboro Inc.). Mr. Triginer has over twenty years of senior sales and marketing experience in the hi-tech industry. Mr. Triginer is a registered Mechanical Engineer in the Province of British Columbia and holds a Masters of Business Administration.

OWEN WIBERG has served as a Director since June 2005. Mr. Wiberg is President of OMTAK Management Consulting and Business Transformation. He has held the post of Vice President, Business Transformation at the TELUS Corporation along with a variety of management positions at Shell International, Shell Canada, Canadian Utilities, Sun Media and CANA Group. Mr. Wiberg's business, technology and change management acumen make him a frequently requested speaker to executive leadership teams regarding operational excellence and managing change. Mr. Wiberg holds a Bachelors degree in Information Technology and a Masters Degree in Business Administration.

ALLEN SELLO joined as a Director in January 2006. Mr. Sello is presently a Trustee of the Sterling Shoes Income Fund and a Director of North American Energy Partners Inc. a construction company based in Alberta. He is also Vice-Chairman of the Vancouver Board of Trade Government Budget and Finance Committee. In the past, Mr. Sello has served as a Director of various energy and mining companies. Mr. Sello was Senior Vice-President and Chief Financial Officer of UMA Group Ltd., a national engineering design and industrial contracting firm, from 1999 until his retirement in 2004. Prior to that, he was Chief Financial Officer of International Forest Products Ltd., a large British Columbia based forest products company. Mr. Sello was employed by Gulf Canada Resources Ltd., a major energy company, from 1979 to 1995 where he was Chief Financial Officer beginning in 1987. From 1964 to 1979, he held senior financial and marketing management positions at Ford Motor Company of Canada, ultimately as Treasurer. He holds a Bachelor of Commerce degree and a Masters degree in Business Administration and is a member of the Financial Executives Institute of Canada

WAYNE HENDERSON joined as a Director in May 2006. Currently Mr. Henderson is the President and CEO of Henderson Capital as well as Chairman, BC Medical Innovation Fund, a director of the Forum for Women Entrepreneurs and a candidate to receive his 'ICD' designation from the Institute of Corporate Directors. Prior to forming Henderson Capital, Mr. Henderson was a Vice President of CIBC and a Managing Director of CIBC World Markets. Mr. Henderson's historical community involvement includes: Vice Chair, BCTIA; Governor, BC Business Council; Director, Vancouver Board of Trade; Director, International Finance Centre; Committee Member, BC Housing Authority Advisory Board and Chair, Finance Division, BC Children's Hospital Telethon.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed herein, none of the proposed Directors of the Corporation:

(a) is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:

     (i) was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

     (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

     (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the such person.

Mr. Henderson was appointed to the Board of Directors of Napier Environmental Technologies Inc. ("Napier") in July 2004 and was appointed as Napier's Chief Restructuring Officer in November 2004. In November 2004, Napier filed a Notice of Intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) and Mr. Henderson resigned from Napier's board in December 2004 to ensure complete independence for Napier's Board of Directors. Napier emerged from bankruptcy in July 2005 and continues to be a TSX-listed company. Mr. Henderson was also a Director of Altura Management Inc. ("Altura") when Altura entered into a settlement agreement with the British Columbia Securities Commission in February 2004 in connection with a press release issued by Altura that was in breach of certain securities laws.

                             EXECUTIVE COMPENSATION

AGGREGATE COMPENSATION

For the fiscal year ended December 31, 2005, there were five executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation was US$691,681. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid (expressed in US dollars) in respect of the Chief Executive Officer ("CEO") of the Corporation, the Chief Financial Officer ("CFO") of the Corporation and each of the Corporation's compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year of the Corporation and whose total salary and bonus exceeded Cdn.$150,000 during the most recently completed financial year plus any additional individuals who were not executive officers at the end of the fiscal year, but who would otherwise have been included (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM COMPENSATION
                                                                ---------------------------------------
                                                                            AWARDS              PAYOUTS
                                ANNUAL COMPENSATION             -----------------------------   -------
                     ----------------------------------------    SECURITIES       SHARES OR
                                                     OTHER          UNDER       UNITS SUBJECT
NAMED EXECUTIVE                                     ANNUAL        OPTIONS/        TO RESALE                 ALL OTHER
OFFICER NAME AND             SALARY     BONUS    COMPENSATION   SARS GRANTED    RESTRICTIONS      LTIP    COMPENSATION
PRINCIPAL POSITION   YEAR     (US$)     (US$)        (US$)           (#)            (US$)       PAYOUTS       (US$)
------------------   ----   --------   -------   ------------   ------------   --------------   -------   ------------
James W. Suttie      2005   $ 66,667        --          --        4,500,000          --            --          --
President & Chief    2004         --        --          --               --          --            --          --
Executive            2003         --        --          --               --          --            --          --
Officer(1)

George Reznik        2005   $200,174   $21,295          --        1,500,000          --            --          --
Chief Operating      2004   $168,542   $68,533          --        1,300,000          --            --          --
Officer & Chief      2003   $125,057   $61,119          --          675,000          --            --          --
Financial
Officer(3)

Scott Weber          2005   $160,833   $10,000      95,212        2,000,000          --            --          --
Former Senior        2004   $129,375        --      65,833        1,000,000          --            --          --
Vice President,      2003         --        --          --               --          --            --          --
Sales(4)

Jerry Meerkatz       2005   $137,500        --          --               --          --            --          --
Former President     2004   $275,000   $16,670          --        2,500,000          --            --          --
& Chief Executive    2003   $ 25,000   $ 6,250          --        2,650,000          --            --          --
Officer(2)

Notes:

(1) Mr. Suttie was appointed President and Chief Executive Officer in September 2005.

(2) Mr. Meerkatz was appointed President and Chief Executive Officer in November 2003. He resigned in August 2005 but continued as a Director until November 2005.

(3) Mr. Reznik joined the Corporation in February 2002. In September 2004, he was promoted to Chief Operating Officer.

(4) Mr. Weber was hired in January 2004. In February 2005, Mr. Weber was promoted to Senior Vice President, Sales. In December 2005, Mr. Weber's employment was terminated. Other compensation refers to commissions and severance payments.

LONG-TERM INCENTIVE PLANS - AWARDS IN 2005

The Corporation did not grant any long-term incentive plan ("LTIP") awards during the past fiscal year. LTIP means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's Common Shares, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

OPTIONS AND STOCK APPRECIATION RIGHTS ("SAR") DURING 2005

A total of 8,000,000 options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2005. These options are described in the table set forth below:

OPTION AND SAR GRANTS IN 2005

                                                   INDIVIDUAL GRANTS
                --------------------------------------------------------------------------------------
                 NUMBER OF
                SECURITIES       % OF TOTAL                           MARKET VALUE OF
                UNDERLYING    OPTIONS GRANTED   EXERCISE PRICE     SECURITIES UNDERLYING
                  OPTIONS     TO EMPLOYEES IN     (PER SHARE)     OPTIONS ON THE DATE OF    EXPIRATION
NAME              GRANTED     FISCAL YEAR (1)       (CDN$)       GRANT (PER SHARE) (CDN$)      DATE
----            ----------    ---------------   --------------   ------------------------   ----------
James Suttie    4,000,000          22.8%             $0.03                 $0.03            Sept. 1/10
                  500,000(2)        2.9%             $0.03                 $0.03            Aug. 18/10

George Reznik   1,500,000           8.6%             $0.03                 $0.03            Aug. 18/10

Scott Weber     1,500,000           8.6%             $0.03                 $0.03            Aug. 18/10
                  500,000           2.9%             $0.07                 $0.07            Feb. 14/10

Notes:

(1) During 2005, options to purchase a total of 17,525,000 Common Shares were issued to employees and Directors.

(2) These options were granted as compensation for Mr. Suttie's services as a Director.

AGGREGATED OPTION/SAR EXERCISES IN 2005 AND YEAR-END OPTION/SAR VALUES

No options to acquire Common Shares were exercised by the Named Executive Officers during the last completed financial year. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below:

AGGREGATED OPTION/SAR EXERCISES IN 2005 AND YEAR-END OPTION/SAR VALUES

                                AGGREGATE      NUMBER OF SECURITIES     VALUE OF UNEXERCISED IN-
                  SECURITIES      VALUE       UNDERLYING UNEXERCISED        THE-MONEY OPTIONS
                  ACQUIRED ON    REALIZED      OPTIONS AT YEAR END      AT YEAR END EXERCISABLE/
NAME             EXERCISE (#)     (CDN$)    EXERCISABLE/UNEXERCISABLE   UNEXERCISABLE (CDN$) (1)
----             ------------   ---------   -------------------------   ------------------------
James Suttie          --            --          166,660/4,333,340            $5,000/$130,000
George Reznik         --            --          208,350/1,291,650            $6,250/$38,750
Scott Weber(2)        --            --             166,680/--                  $5,000/$--

Notes:

(1) Notional value at December 31, 2005 based upon the December 31, 2005 closing price of the Common Shares on the Toronto Stock Exchange of Cdn$0.06.

(2) As of December 31, 2005, all of Mr. Weber's unvested options had been cancelled.

OPTION AND SAR REPRICINGS

There were no repricings of options or freestanding SARs during the fiscal year ended December 31, 2005 in respect of the Named Executive Officers.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Corporation does not provide defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service for directors and executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has entered into an employment agreement with James Suttie, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months base salary and three months benefits (provided he has been with the Corporation for at least 12 months). In the event that Mr. Suttie is terminated without cause prior to being with the Corporation for a period of twelve months, the severance will be payable as follows:

     -    3 to 6 months   6 months salary, 2 months benefits severance

     -    6 to 12 months  9 months salary, 2 months benefits severance

As well, in the event the Corporation is sold, acquired or otherwise merged, all of Mr. Suttie's unvested options at the time of sale, acquisition or merger shall vest immediately and become exercisable.

The Corporation had entered into an employment agreement with Jerry Meerkatz, the past-President and Chief Executive Officer, which provided that if he were terminated without cause, he would have been be entitled to a severance payment equal to 12 months salary. On August 31, 2005, Mr. Meerkatz resigned as President and Chief Executive Officer and no severance payment was made.

The Corporation has entered into an employment agreement with George Reznik, Chief Financial Officer, which provides that if Mr. Reznik is terminated without cause, he shall receive written notice and compensation for 7.5 months further employment which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The compensation will consist of 7.5 months of salary, payment of 100% of his quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a change of control of the Corporation and Mr. Reznik is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to
7.5 months salary plus benefits during the 7.5 month period, payment of 100% of his quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a change of control, 100% of Mr. Reznik's unvested options will immediately vest and become exercisable.

COMPOSITION OF COMPENSATION COMMITTEE

During the first six months of 2005, the Compensation Committee was comprised of Christine Rogers, Gerald Trooien and Leonard Brody, all of whom were unrelated directors. Ms. Rogers resigned as a director in June 2005. In July 2005, the Compensation Committee was re-constituted with Leonard Brody, Keith Triginer and Owen Wiberg, all of whom are unrelated directors.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for establishing management compensation based on the Board of Directors' evaluation of management performance. It is the responsibility of the Compensation Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. Ordinarily, the Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require approval of the Board of Directors.

It is the policy of the Compensation Committee to compensate management for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, while annual incentive cash and stock option awards provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance and the overall success of the Corporation in any given year. The Compensation Committee has established a pre-determined performance based compensation plan for the Chief Executive Officer.

In 2005, the Board of Directors conducted a search for a new President and Chief Executive Officer to replace Mr. Meerkatz. The Board of Directors considered a number of candidates and ultimately selected Mr. Suttie. The Board of Directors believes that the salary paid to Mr. Suttie is commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Board of Directors considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the President and Chief Executive Officer.

The Compensation Committee also considered bonuses and granted stock options based upon the success of the Corporation during 2005, including the advancement of the development of the Corporation's technology, the meeting of corporate finance milestones and the development of important long-term strategic alliances. The Compensation Committee believes that, to the extent possible, the Corporation should continue to provide incentives to all of the Named Executive Officers through a combination of stock option grants and performance based bonuses as opposed to general increases in annual salary.

PERFORMANCE CHART

The Common Shares of the Corporation are listed for trading on the TSX under the symbol "IW". The following chart compares the total cumulative shareholder return for Cdn$100 invested in Common Shares of the Corporation on December 31, 2001, with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the period from December 31, 2001 to December 31, 2005.

                           FIVE YEAR PERFORMANCE CHART

                               (PERFORMANCE GRAPH)

                              DEC-01   DEC-02    DEC-03    DEC-04    DEC-05
                             -------   ------   -------   -------   -------
S&P/TSX Composite Index...   $100.00   $86.03   $106.93   $120.27   $146.61
Infowave..................   $100.00   $15.82   $ 14.56   $  6.33   $  3.80

COMPENSATION OF DIRECTORS

On March 18, 2005, the Board of Directors approved a new compensation plan for the Corporation's Directors which includes cash compensation of $3,500 per quarter for a total annual amount of $14,000 per Director which was payable on a retroactive basis for services provided by the current Directors commencing October 1, 2004. At the discretion of each individual Director, a Director may elect to obtain health coverage under the Corporation's policy which will be deducted from the cash compensation at the cost to the Corporation.

The Corporation will also provide to each Director pursuant to the Corporation's Director and Employee Stock Option and Stock Bonus Plan a total of 300,000 options to purchase the Corporation's Common Shares at the fair market as at the date of issuance of the options which will vest evenly over a twelve month period. A Director serving as committee chairperson of the Corporation will receive an additional total of 200,000 options to purchase the Corporation's common shares at the fair market as at the date of issuance of the options which will vest evenly over a twelve month period.

Directors who are executive officers are not eligible to take part in this compensation structure.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the Corporation's equity compensation plan information for the fiscal year ended December 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

                                                                                          NUMBER OF SECURITIES
                                                               WEIGHTED-AVERAGE     REMAINING AVAILABLE FOR FUTURE
                                  NUMBER OF SECURITIES TO      EXERCISE PRICE OF         ISSUANCE UNDER EQUITY
                                BE ISSUED UPON EXERCISE OF   OUTSTANDING OPTIONS,          COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,      WARRANTS AND RIGHTS    (EXCLUDING SECURITIES REFLECTED
PLAN CATEGORY                       WARRANTS AND RIGHTS             (CDN$)                  IN FIRST COLUMN)
-------------                   --------------------------   --------------------   -------------------------------
Equity compensation plans
approved by securityholders             22,365,056                   $0.09                     7,664,465
Equity compensation plans not
approved by securityholders                    N/A                     N/A                           N/A
                                        ----------                   -----                     ---------
Total                                   22,365,056                   $0.09                     7,664,465
                                        ==========                   =====                     =========

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former Director, executive officer or employee of the Corporation or any of its subsidiaries has been indebted to the Corporation at any time during the previous fiscal year.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Corporation, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction, which has materially affected or will materially affect the Corporation or any of its subsidiaries during the previous fiscal year.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines (the "Guidelines") in June 2005, which replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

Set out below is a description of certain corporate governance practices of the Corporation as required by NI 58-101.

BOARD OF DIRECTORS

The Guidelines recommend that the Board of Directors of a reporting issuer be composed of a majority of independent Directors. During the year ended December 31, 2005, the Board of Directors was comprised of various numbers of Directors, of whom all but Jerry Meerkatz, Gerald Trooien and James W. Suttie were independent Directors. As of November 14, 2005, Mr. Meerkatz no longer served as a Director. Mr. Trooien is not considered independent due to the fact that he is a significant shareholder and Mr. Suttie is not considered independent due to the fact that he is the President and Chief Executive Officer of the Corporation. With six of the eight current Directors considered independent, the Board of Directors is currently composed of a majority of independent Directors. The non-independent current Directors are James W. Suttie and Gerald Trooien. With five of the seven proposed Directors also considered independent, the new Board of Directors will also be composed of a majority of independent Directors. The only non-independent proposed Directors are James W. Suttie and Gerald Trooien.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management and the Chair of the Board, Gregg Thompson, is an independent Director. The independent Chair is responsible for maintaining the independence of the Board and ensuring the Board carries out its applicable statutory and regulatory responsibilities. While there are no formal Board meetings without Management, Board members and committees of the Board can call and hold meetings on a regular basis in the absence of Management. The Corporation believes that this approach is appropriate having regard to the present size of the Corporation and the nature of its activities.

Currently, the following Directors serve on the Boards of Directors of other public companies listed below.

DIRECTOR             PUBLIC CORPORATION BOARD MEMBERSHIP
--------      --------------------------------------------------
Allen Sello   Trustee of the Sterling Shoes Income Fund and a
              Director of North American Energy Partners Inc.

Between January 1, 2005 and December 31, 2005, the Board of Directors and its committees held the following number of meetings:

Board of Directors ............................    9
Audit Committee ...............................    4
Compensation Committee ........................    3
Corporate Governance and Nominating Committee..    4
Total number of meetings held .................   20

The attendance of the Directors at such meetings was as follows:

DIRECTOR                   BOARD MEETINGS ATTENDED   COMMITTEE MEETINGS ATTENDED
--------                   -----------------------   ---------------------------
Thomas Koll, Chairman               5 of 5                     2 of 2
Jerry Meerkatz                      8 of 8                     3 of 3
Jim McIntosh                        5 of 5                     2 of 2
Leonard Brody                       9 of 9                     8 of 11
Chris Rogers                        5 of 5                     2 of 2
Tryon Williams                      5 of 5                     2 of 2
Gregg Thompson, Chairman            2 of 2                     0 of 0
James W. Suttie                     4 of 4                     1 of 2
Gerald Trooien                      1 of 9                     0 of 0
Keith Triginer                      4 of 4                     3 of 3
Robert (Owen) Wiberg                4 of 4                     5 of 5

MANDATE OF THE BOARD OF DIRECTORS

Under the Corporate Governance Policy (the "Policy") established by the Board, which includes the Board's mandate, the Board has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Board oversees the management of the Corporation's affairs directly and through its committees and is, with the exception of the issues to be decided by the Corporation's shareholders, the ultimate decision-making body of the Corporation. The guiding principle of the Policy is that all significant Corporation decisions require Board consideration and approval.

In fulfilling its mandate, the Board is responsible for, among other matters, the following:

- reviewing the Corporation's overall business strategies and its annual business plan;

- reviewing the principal risks of the Corporation's business to ensure that these risks are within acceptable limits and appropriate systems are in place to manage these risks;

- reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives;

- appointing the Chief Executive Officer and other members of senior management and reviewing succession planning;

- assessing management's performance against approved business plans and industry standards;

- reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

-    ensuring effective operation of the Board; and

- safeguarding shareholders' equity interests through the utilization of the Corporation's capital resources.

POSITION DESCRIPTIONS

The Corporate Governance and Nominating Committee, together with the Chief Executive Officer, is in the process of developing position descriptions for the members of the Board, the Chair and the Chief Executive Officer.

ORIENTATION AND EDUCATION

The Corporation provides new Directors with an orientation program upon joining the Corporation that includes extensive corporate materials, a tour of the Corporation's headquarters and meetings with management. The Board ensures that all new Directors receive a comprehensive orientation. The Board also ensures that all new Directors are provided with continuing educational opportunities, so that individuals may maintain or enhance their skills and abilities as Directors as well as to ensure that their knowledge and understanding of the Corporation's business remains current.

ETHICAL BUSINESS CONDUCT

The Board has adopted a code of business conduct (the "Code of Business Conduct") for the Directors, officers and employees of the Corporation and its wholly-owned subsidiaries. The Corporation has also adopted a written code of ethics and conduct for its senior financial officers and CEO (the "Code of Ethics"). The Corporation maintains, and the Audit Committee oversees, compliance with the Code of Business Conduct and the Code of Ethics, which may include revisions to, or replacement of, the codes from time to time.

A copy of the Code of Business Conduct and the Code of Ethics may be obtained by contacting the Corporation at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance Committee is currently comprised of three independent directors: Keith Triginer, Owen Wiberg and Leonard Brody.

The Board established the Corporate Governance and Nominating Committee to assess the overall performance of the Board. The Corporate Governance and Nominating Committee evaluates the contribution of each Director on an individual basis, assesses the collective performance of the Board, proposes new nominees to the Board and analyzes the existing size and structure of the Board. The Corporate Governance and Nominating Committee is scheduled to meet annually and, in consultation with the Chief Executive

Officer, prepares and reports its findings to the Board. The formal evaluation of each individual Director is intended to be undertaken once every three years. The Chair of the Corporate Governance and Nominating Committee meets with individual Directors, as well as the Board as a whole, to plan the implementation of recommendations.

The Corporate Governance and Nominating Committee recruits nominees to the Board based on the capabilities and experience of the candidates in relation to the needs of the Corporation. The Corporate Governance and Nominating Committee will be reconstituted after the Meeting with a majority of independent Directors, in continued compliance with the Guidelines.

                                 AUDIT COMMITTEE

The responsibilities of the Audit Committee include overseeing the accounting, financial reporting and internal control processes of the Corporation, the audit of the Corporation's financial statements, and the performance of the Corporation's independent auditors. The Committee's role includes a focus on the qualitative aspects of financial reporting to shareholders, the Corporation's processes to manage financial risk, and compliance with significant applicable legal, ethical, and regulatory requirements. The Committee is responsible for recommending to the Board of Directors the appointment, compensation and retention of the independent auditor. The independent auditor reports directly to the Audit Committee. As at December 31, 2005, the Audit Committee comprised of Owen Wiberg (Chairman) and Leonard Brody, who are independent of management as that term is defined under the rules of the Nasdaq National Market and the Toronto Stock Exchange. Allen Sello was appointed Chairman of the Audit Committee in January 2006. All members of the Audit Committee meet the qualifications of financial literacy as set forth by the Toronto Stock Exchange. In 2005, the Corporation adopted an Audit Committee Charter.

Information about the Corporation's Audit Committee is provided in the Corporation's most recent Annual Report under "Board Committees - Audit Committee". The Annual Report may be obtained from the Corporation's public disclosure documents found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or by contacting the Corporation's Corporate Secretary at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5, telephone: (604) 473-3600.

  PROPOSED CONTINUANCE OF THE CORPORATION TO THE BRITISH COLUMBIA JURISDICTION

GENERAL

The shareholders will be asked to consider and, if deemed advisable, approve a special resolution (the "Continuance Resolution") in the form set out below, authorizing the Corporation to make an application for continuance (the "Continuance") under the Business Corporations Act (British Columbia) (the "B.C. Act"), thereby changing the jurisdiction of the Corporation from the federal laws of Canada to the provincial laws of British Columbia. It will remain in the discretion of the Board whether to proceed with the Continuance if it is approved by the shareholders.

Management of the Corporation proposes to continue under the B.C. Act principally in order to allow the Corporation to take advantage of the more flexible provisions of the B.C. Act, including the ability to attract directors who are leaders in industry, regardless of where they reside. The Canada Business Corporations Act (the "CBCA") (the Corporation's current governing corporate legislation) requires that at least 25% of directors of a company be Canadian residents. In March 2004, the Company Act (British Columbia) was replaced by the B.C. Act. Under the B.C. Act there are no residency requirements (Canadian, British Columbian or otherwise) for directors, and management believes that it is important to have the flexibility to permit participation on the Board by individuals who have expertise that is relevant to the Corporation, regardless of where they reside.

In addition, the Corporation's head office is in Vancouver, British Columbia and management believes that it is prudent for the Corporation to be governed by the corporate legislation of British Columbia.

The special resolution related to the Continuance provides for the Corporation to adopt the Notice of Articles attached hereto as Schedule A. The Corporation currently has an authorized capital consisting of an unlimited number of common shares and the Notice of Articles under the B.C. Act will provide for an identical authorized capital. In addition, the voting and participation rights of the holders of the common shares shall be unchanged and shall be as stated in the B.C. Act.

The new Articles of the Corporation, relating generally to the business and affairs of the Corporation, shall also be approved by shareholders in the course of approving the Continuance Resolution. The Articles will replace the current By-Law No. 1. The Articles, which would become effective upon the Continuance, are consistent with the provisions of the B.C. Act and with modern corporate practice. A copy of the Articles are attached hereto as Schedule B and are available for inspection by shareholders during normal business hours at the offices of Blake, Cassels & Graydon LLP, 26th Floor, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 or may be obtained from the Corporation by contacting the Corporate Secretary of the Corporation at (604) 473-3600, and will be made available for inspection by shareholders at the Meeting.

A summary of certain material provisions of the new Articles is as follows:

LOCATION OF SHAREHOLDER MEETINGS. General meetings of shareholders of the Corporation can be held at locations inside or outside of British Columbia.

TIME OF SHAREHOLDER MEETINGS. General meetings of shareholders of the Corporation are required to be held each calendar year and not more than fifteen months after the holding of the last preceding annual general meeting.

SHAREHOLDER RESOLUTIONS AT MEETINGS. The requisite majority to pass a special resolution and a separate special resolution at a meeting of shareholders is a 2/3 majority (reflects the current majority requirements).

RESOLUTIONS REQUIRED TO EFFECT CERTAIN CAPITAL ALTERATIONS. Certain changes to the Corporation's capital structure may be effected by special resolution including, but not limited to, the creation or cancellation of one or more classes or series of shares, the creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized share structure and other alterations to the capital structure where permitted under the B.C. Act, and a subdivision or consolidation of all or any of the Corporation's issued or unissued shares.

QUORUM. A quorum for shareholders' meetings remains two persons who are, or who represent by proxy, shareholders of the Corporation.

CHANGE OF NAME. The name of Corporation may be changed by a resolution of the Corporation's directors.

REMOVAL OF DIRECTORS. Shareholders may remove a director by ordinary resolution.

ADDITIONAL DIRECTORS. The Articles permit the board of directors between annual general meetings to appoint one or more additional directors, provided such number of directors does not exceed one-third of the number of directors in office at that time (and appointed or elected otherwise than pursuant to these powers).

COMMITTEES OF BOARD OF DIRECTORS. The Articles permit the board of directors to appoint committees and delegate to such committees all of the directors' powers except for the power to fill vacancies in the board of directors, the power to remove a director and the power to change the membership or to fill vacancies in any committee of the board.

DIRECTOR INDEMNIFICATION: The Articles reflect the provisions of the B.C. Act with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

CONFLICTS OF INTEREST. The Articles reflect the provisions of the B.C. Act with respect to disclosure and accounting for profits in circumstances of conflicts of interest of directors and officers.

NOTICES. The Articles provide that the Corporation may give a notice or other document to a shareholder, director or officer in electronic form if the recipient has provided the necessary information to effect such delivery.

To become effective, the special resolution approving the Continuance must be approved by a majority of not less than 2/3 of the votes cast by the shareholders voting in person or by proxy at the Meeting. The form of the special resolution is set out below:

                  "BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1.   The Corporation is authorized to continue under the B.C. Act.

     2. The Corporation is authorized to apply to the Director under the Canada Business Corporations Act for authorization to effect such continuance.

     3. The Company is authorized to apply to the Registrar of Companies (British Columbia) for a Certificate of Continuation continuing the Corporation as if it had been incorporated under the B.C. Act.

     4. Subject to the issuance of a Certificate of Continuation and without affecting the validity of the Corporation and the existence of the Corporation by or under its Articles of Incorporation and By-laws and any act done thereunder, effective upon issuance of the Certificate of Continuation, the Corporation adopt the Continuation Application (including the attached Notice of Articles) and Articles substantially in the form submitted to the shareholders in substitution for the Articles of Incorporation and By-laws of the Corporation and all amendments to the Articles of Incorporation and By-laws of the Corporation reflected therein.

     5. Blake, Cassels & Graydon LLP be appointed as the Corporation's agent to electronically file the Continuation Application with the Registrar of Companies (British Columbia).

     6. Any director or officer of the Corporation be authorized to execute and deliver all such documents and instruments and to do such further acts as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

     7. The directors of the Corporation may abandon or terminate the completion of the continuance without further approval of the shareholders.

The proposed form of special resolution is subject to such minor amendments as may be recommended by the Corporation's legal counsel but which will not affect the substance of the special resolution.

Upon continuance, the form of the Corporation's common share certificates will be amended to reflect the new governing jurisdiction, however, shareholders will not be required to exchange their current share certificate for a new share certificate. Only shares issued by the Corporation following the continuance will be evidenced by the new form of share certificate.

The persons named in the enclosed form of proxy, unless directed otherwise by the shareholder completing the proxy, intend to vote for the Continuance Resolution.

THE BOARD OF DIRECTORS RECOMMENDS TO THE SHAREHOLDERS THAT THEY APPROVE THE CONTINUANCE RESOLUTION.

RIGHT OF DISSENT

Shareholders will be entitled to exercise dissent rights (the "Dissent Rights") pursuant to and in the manner set forth in Section 190 of the Canada Business Corporations Act (the "CBCA") with respect to the Continuance Resolution. Shareholders who validly exercise their Dissent Rights and do not withdraw their dissent ("Dissenting Securityholders") will be entitled to receive the "fair value" of their Common Shares determined in accordance with Section 190 of the CBCA as at the day before the Continuance Resolution is adopted by shareholders.

The following summary of the Dissent Rights under the CBCA is not a comprehensive description of the procedures to be followed in connection with the exercise of Dissent Rights. The summary is qualified in its entirety by reference to the full text of Section 190 of the CBCA which is set out in Schedule C to this Information Circular. Shareholders who intend to exercise Dissent Rights should seek legal advice and carefully consider and comply with the provisions of the CBCA pertaining to the exercise of those rights. Failure to comply with these provisions and to adhere to the procedures established therein may result in the loss of Dissent Rights in respect of the Continuance Resolution.

SUMMARY OF DISSENT RIGHTS

In order to be considered as a Dissenting Securityholder, a shareholder must send to the Corporation a written objection to the Continuance Resolution at or before the Meeting. A vote against the Continuance Resolution does not constitute notice of dissent under the CBCA and a shareholder who votes in favour of the Continuance Resolution will no longer he considered a Dissenting Securityholder in respect of the Continuance.

A Dissenting Securityholder may only claim under Section 190 of the CBCA with respect to all Common Shares of the Corporation held on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. Under the CBCA, there is no right of partial dissent. The filing of a written objection to the Continuance Resolution does not deprive the shareholder of the right to vote on the Continuance Resolution, however the objection will not be effective if the objecting shareholder votes in favour of the Continuance Resolution.

The CBCA does not provide, and the Corporation will not assume, that a vote against the Continuance Resolution constitutes a written objection. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Continuance Resolution does not constitute a written objection. Any proxy granted by a shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Continuance Resolution, should be validly revoked in order to prevent the proxy holder from voting such shares in favour of the Continuance Resolution and thereby causing the shareholder to forfeit his or her Dissent Rights.

Within 10 days after shareholders adopt the Continuance Resolution, the Corporation must send notice (the "Adoption Notice") of such fact to each Dissenting Securityholder who has not withdrawn their objection and who has not voted in favour of the Continuance Resolution. The Dissenting Securityholder has 20 days after receipt of the Adoption Notice to send the Corporation a written notice or, if the Adoption Notice is not received from the Corporation, within 20 days of learning that the Continuance Resolution has been adopted, setting out such holder's name, address, the number and class of Common Shares that are subject to the objection and a demand for payment of the fair value of such Common Shares. Within 30 days after sending the notice containing the demand for payment, the Dissenting Securityholder must send to the Corporation any certificates representing Common Shares subject to the objection. The Corporation will endorse the certificates, noting the dissent, and return the certificates to the Dissenting Securityholder.

Upon the sending of the notice to the Corporation containing the demand for payment, a Dissenting Securityholder ceases to have any further rights as a shareholder except the right to be paid the fair value for the Dissenting Securityholder's Common Shares, unless: (i) the shareholder withdraws the notice before the Corporation makes the offer to pay for the Common Shares; or (ii) the Corporation fails to make the offer to pay for the Common Shares and the Dissenting Securityholder withdraws the notice; or (iii) the directors of the Corporation revoke the Continuance Resolution, in which case the Dissenting Securityholder will be reinstated as a shareholder as of the date the notice was sent.

No later than 7 days after the later of the effective date of the Continuance Resolution and the day upon which the Corporation receives the Dissenting Securityholder's notice containing a demand for payment, the Corporation must send to such Dissenting Securityholder a written offer to pay fair value for the Dissenting Securityholder's Common Shares, as determined by the Board of Directors, along with a statement showing how the fair value was determined or a notification that it is unable to pay Dissenting Securityholders for their Common Shares because the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities.

If the Corporation has made an offer to Dissenting Securityholders to pay fair value for their Common Shares, then the Corporation must pay for the Common Shares within 10 days after the offer has been accepted. However any such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the offer has been made.

In the event that the Corporation fails to make an offer to a Dissenting Securityholder, or in the event that such offer is not accepted, the Corporation or the Dissenting Securityholder may apply to Court to fix a fair value for the Common Shares of the Dissenting Securityholder. The CBCA contains provisions governing such court applications. The text of Section 190 of the CBCA setting forth in detail such provisions as well as the right of dissent referred to above is attached as Schedule C to this Information Circular.

Persons who are beneficial owners of the Corporation's Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns the Corporation's Common Shares, but is not the registered holder thereof, should contact the registered holder for assistance.

                              MANAGEMENT CONTRACTS

Management services for the Corporation are not, to any material degree, performed by persons other than the Directors or executive officers of the Corporation.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and that the Directors are authorized to fix their remuneration. KPMG LLP has been the Predecessor Company's Auditors since December, 1996. The Board of Directors of the Corporation appointed KPMG LLP as the auditors of the Corporation on January 18, 2005. During the fiscal year ended December 31, 2005, the Corporation paid KPMG LLP a total of Cdn$270,889 for services rendered as follows:

DESCRIPTION OF SERVICE                 2005           2004
----------------------             ------------   ------------
Core Audit and Quarterly Reviews   Cdn $173,290   Cdn $229,297
Audit Related Services                   75,349         30,154
Tax Services                             22,250         75,460
                                   ------------   ------------
Total Billings                     Cdn $270,889   Cdn $334,911
                                   ============   ============

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Corporation will consider and transact such business as may properly come before the Meeting or any adjournment thereof. The management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by such proxy.

MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING CHANGE IN THE ARTICLES OR BYLAWS OF THE CORPORATION, NOT EFFECTING A CHANGE OF CONTROL OF THE CORPORATION, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's audited consolidated financial statements for the year ended December 31, 2005 (the "Audited Consolidated Financial Statements") and management's discussion and analysis ("MD&A"). The Audited Consolidated Financial Statements and MD&A may be found on SEDAR (www.sedar.com). Securityholders may also contact the Corporation to request copies of the Corporation's Audited Consolidated Financial Statements and MD&A at Infowave Software, Inc., 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5, telephone: 604.473.3655, facsimile:
604.473.3699.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                "Gregg Thompson"

                                 Gregg Thompson
                                    Chairman

                                   SCHEDULE A

                      NOTICE OF ARTICLES (POST CONTINUANCE)

A.   NAME OF COMPANY

     Set out the name of the company as set out in Item A of the Continuation Application.

                             Infowave Software, Inc.

B.   TRANSLATION OF COMPANY NAME

     Set out every translation of the company name that the company intends to use outside of Canada.

                                       N/A

C.   DIRECTOR NAME(S) AND ADDRESS(ES)

     Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either
     (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

                             DELIVERY ADDRESS INCLUDING              MAILING ADDRESS INCLUDING
LAST NAME FIRST NAME         PROVINCE/STATE, COUNTRY AND            PROVINCE/STATE, COUNTRY AND
MIDDLE NAME                        POSTAL/ ZIP CODE                      POSTAL/ ZIP CODE
---------------------        ---------------------------            ---------------------------
Thompson, Gregg         Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Suttie, James           Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Trooien, Gerald         Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Triginer, Keith         Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Wiberg, Robert (Owen)   Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Sello, Allen            Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3
Henderson, Wayne        Suite 2600, Three Bentall Centre 595   Suite 2600, Three Bentall Centre 595
                        Burrard Street, Vancouver, BC V7X      Burrard Street, Vancouver, BC V7X
                        1L3                                    1L3

D.   REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING BC and POSTAL
CODE)

   Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC V7X 1L3

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING BC and POSTAL
CODE)

   Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC V7X 1L3

E.   RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

   Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC V7X 1L3

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

   Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC V7X 1L3

F. AUTHORIZED SHARE STRUCTURE

                         Maximum number of                                     Are there
                       shares of this class                                 special rights
                       or series of shares                                  or restrictions
                       that the company is                                  attached to the
                       authorized to issue,                                 shares of this
                       or indicate there is      Kind of shares of this     class or series
                        no maximum number.     class or series of shares.     of shares?
                      ---------------------   ---------------------------   ---------------
                      THERE IS     MAXIMUM    WITHOUT   WITH A
Identifying name of      NO       NUMBER OF     PAR      PAR
class                  MAXIMUM     SHARES      VALUE     VALUE    Type of      YES    NO
or series of shares      [X]     AUTHORIZED     [X]     OF ($)   currency      [X]   [X]
-------------------   --------   ----------   -------   ------   --------      ---   ---
Common Shares            [x]         N/A        [X]       N/A       N/A        [ ]   [X]

                                   SCHEDULE B

                           ARTICLES (POST CONTINUANCE)

                                TABLE OF CONTENTS

                            BUSINESS CORPORATIONS ACT

                                    ARTICLES

                                       OF

                            INFOWAVE SOFTWARE, INC..

                                                                            PAGE
                                                                            ----
                                  PART 1
                              INTERPRETATION

1.1   Definitions .......................................................     1
1.2   Business Corporations Act and Interpretation Act Definitions
      Applicable ........................................................     1

                                  PART 2
                      SHARES AND SHARE CERTIFICATES

2.1   Authorized Share Structure ........................................     1
2.2   Form of Share Certificate .........................................     1
2.3   Shareholder Entitled to Certificate or Acknowledgement ............     1
2.4   Delivery by Mail ..................................................     2
2.5   Replacement of Worn Out or Defaced Certificate or
      Acknowledgement ...................................................     2
2.6   Replacement of Lost, Stolen or Destroyed Certificate or
      Acknowledgement ...................................................     2
2.7   Splitting Share Certificates ......................................     2
2.8   Certificate Fee ...................................................     2
2.9   Recognition of Trusts .............................................     2

                                  PART 3
                             ISSUE OF SHARES

3.1   Directors Authorized ..............................................     2
3.2   Commissions and Discounts .........................................     3
3.3   Brokerage .........................................................     3
3.4   Conditions of Issue ...............................................     3
3.5   Share Purchase Warrants and Rights ................................     3

                                  PART 4
                             SHARE REGISTERS

4.1   Central Securities Register .......................................     3
4.2   Closing Register ..................................................     3

                                  PART 5
                             SHARE TRANSFERS

5.1   Registering Transfers .............................................     3
5.2   Form of Instrument of Transfer ....................................     4
5.3   Transferor Remains Shareholder ....................................     4
5.4   Signing of Instrument of Transfer .................................     4
5.5   Enquiry as to Title Not Required ..................................     4
5.6   Transfer Fee ......................................................     4

                                  PART 6
                          TRANSMISSION OF SHARES

6.1   Legal Personal Representative Recognized on Death .................     4
6.2   Rights of Legal Personal Representative ...........................     4

                                  PART 7
                            PURCHASE OF SHARES

7.1   Company Authorized to Purchase Shares .............................     5
7.2   Purchase When Insolvent ...........................................     5
7.3   Sale and Voting of Purchased Shares ...............................     5

                                  PART 8
                             BORROWING POWERS

8.1   Borrowing Powers ..................................................     5

                                  PART 9
                               ALTERATIONS

9.1   Alteration of Authorized Share Structure ..........................     5
9.2   Special Rights and Restrictions ...................................     6
9.3   Change of Name ....................................................     6
9.4   Other Alterations .................................................     6

                                 PART 10
                         MEETINGS OF SHAREHOLDERS

10.1  Annual General Meetings ...........................................     6
10.2  Resolution Instead of Annual General Meeting ......................     6
10.3  Calling of Meetings of Shareholders ...............................     7
10.4  Notice for Meetings of Shareholders ...............................     7
10.5  Record Date for Notice ............................................     7
10.6  Record Date for Voting ............................................     7
10.7  Failure to Give Notice and Waiver of Notice .......................     7
10.8  Notice of Special Business at Meetings of Shareholders ............     7

                                 PART 11
                 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1  Special Business ..................................................     8
11.2  Special Majority ..................................................     8
11.3  Quorum ............................................................     8
11.4  One Shareholder May Constitute Quorum .............................     8
11.5  Other Persons May Attend ..........................................     8
11.6  Requirement of Quorum .............................................     9
11.7  Lack of Quorum ....................................................     9
11.8  Lack of Quorum at Succeeding Meeting ..............................     9
11.9  Chair .............................................................     9
11.10 Selection of Alternate Chair ......................................     9
11.11 Adjournments ......................................................     9
11.12 Notice of Adjourned Meeting .......................................     9
11.13 Decisions by Show of Hands or Poll ................................     9
11.14 Declaration of Result .............................................    10
11.15 Motion Need Not be Seconded .......................................    10
11.16 Casting Vote ......................................................    10
11.17 Manner of Taking Poll .............................................    10
11.18 Demand for Poll on Adjournment ....................................    10
11.19 Chair Must Resolve Dispute ........................................    10
11.20 Casting of Votes ..................................................    10
11.21 Demand for Poll ...................................................    10
11.22 Demand for Poll Not to Prevent Continuance of Meeting .............    10
11.23 Retention of Ballots and Proxies ..................................    10
11.24 Meetings by Telephone or Other Communications Medium ..............    11


                                 PART 12
                          VOTES OF SHAREHOLDERS

12.1  Number of Votes by Shareholder or by Shares .......................    11
12.2  Votes of Persons in Representative Capacity .......................    11
12.3  Votes by Joint Holders ............................................    11
12.4  Legal Personal Representatives as Joint Shareholders ..............    11
12.5  Representative of a Corporate Shareholder .........................    11
12.6  Proxy Provisions Do Not Apply to All Companies ....................    12
12.7  Appointment of Proxy Holders ......................................    12
12.8  Alternate Proxy Holders ...........................................    12
12.9  When Proxy Holder Need Not Be Shareholder .........................    12
12.10 Deposit of Proxy ..................................................    12
12.11 Validity of Proxy Vote ............................................    13
12.12 Form of Proxy .....................................................    13
12.13 Revocation of Proxy ...............................................    13
12.14 Revocation of Proxy Must Be Signed ................................    14
12.15 Production of Evidence of Authority to Vote .......................    14

                                 PART 13
                                DIRECTORS

13.1  First Directors; Number of Directors ..............................    14
13.2  Change in Number of Directors .....................................    14
13.3  Directors' Acts Valid Despite Vacancy .............................    14
13.4  Qualifications of Directors .......................................    15

13.5  Remuneration of Directors .........................................    15
13.6  Reimbursement of Expenses of Directors ............................    15
13.7  Special Remuneration for Directors ................................    15
13.8  Gratuity, Pension or Allowance on Retirment of Director ...........    15

                                 PART 14
                    ELECTION AND REMOVAL OF DIRECTORS

14.1  Election at Annual General Meeting ................................    15
14.2  Consent to be a Director ..........................................    15
14.3  Failure to Elect or Appoint Directors .............................    15
14.4  Places of Retiring Directors Not Filled ...........................    16
14.5  Directors May Fill Casual Vacancies ...............................    16
14.6  Remaining Directors Power to Act ..................................    16
14.7  Shareholders May Fill Vacancies ...................................    16
14.8  Additional Directors ..............................................    16
14.9  Ceasing to be a Director ..........................................    16
14.10 Removal of Director by Shareholders ...............................    17
14.11 Removal of Director by Directors ..................................    17

                                 PART 15
                      POWERS AND DUTIES OF DIRECTORS

15.1  Powers of Management ..............................................    17
15.2  Appointment of Attorney of Company ................................    17

                                 PART 16
                   DISCLOSURE OF INTEREST OF DIRECTORS

16.1  Obligation to Account for Profits .................................    17
16.2  Restrictions on Voting by Reason of Interest ......................    17
16.3  Interested Director Counted in Quorum .............................    18
16.4  Disclosure of Conflict of Interest or Property ....................    18
16.5  Director Holding Other Office in the Company ......................    18
16.6  No Disqualification ...............................................    18
16.7  Professional Services by Director or Officer ......................    18
16.8  Director or Officer in Other Corporations .........................    18

                                 PART 17
                         PROCEEDINGS OF DIRECTORS

17.1  Meetings of Directors .............................................    18
17.2  Voting at Meetings ................................................    18
17.3  Chair of Meetings .................................................    18
17.4  Meetings by Telephone or Other Communications Medium ..............    19
17.5  Calling of Meetings ...............................................    19
17.6  Notice of Meetings ................................................    19
17.7  When Notice Not Required ..........................................    19
17.8  Meeting Valid Despite Failure to Give Notice ......................    19
17.9  Waiver of Notice of Meetings ......................................    19
17.10 Quorum ............................................................    19
17.11 Validity of Acts Where Appointment Defective ......................    20
17.12 Consent Resolutions in Writing ....................................    20

                                 PART 18
                      EXECUTIVE AND OTHER COMMITTEES

18.1  Appointment and Powers of Executive Committee .....................    20
18.2  Appointment and Powers of Other Committees ........................    20
18.3  Obligations of Committees .........................................    21
18.4  Powers of Board ...................................................    21
18.5  Committee Meetings ................................................    21

                                 PART 19
                                 OFFICERS

19.1  Directors May Appoint Officers ....................................    21
19.2  Functions, Duties and Powers of Officers ..........................    21
19.3  Qualifications ....................................................    21
19.4  Remuneration and Terms of Appointment .............................    22

                                 PART 20
                             INDEMNIFICATION

20.1  Definitions .......................................................    22
20.2  Mandatory Indemnification of Directors and Former Directors .......    22
20.3  Indemnification of Other Persons ..................................    22
20.4  Non-Compliance with Business Corporations Act .....................    22
20.5  Company May Purchase Insurance ....................................    22

                                 PART 21
                                DIVIDENDS

21.1  Payment of Dividends Subject to Special Rights ....................    23
21.2  Declaration of Dividends ..........................................    23
21.3  No Notice Required ................................................    23
21.4  Record Date .......................................................    23
21.5  Manner of Paying Dividend .........................................    23
21.6  Settlement of Difficulties ........................................    23
21.7  When Dividend Payable .............................................    23
21.8  Dividends to be Paid in Accordance with Number of Shares ..........    23
21.9  Receipt by Joint Shareholders .....................................    23
21.10 Dividend Bears No Interest ........................................    23
21.11 Fractional Dividends ..............................................    24
21.12 Payment of Dividends ..............................................    24
21.13 Capitalization of Surplus .........................................    24

                                 PART 22
                      DOCUMENTS, RECORDS AND REPORTS

22.1  Recording of Financial Affairs ....................................    24
22.2  Inspection of Accounting Records ..................................    24

                                 PART 23
                                 NOTICES

23.1  Method of Giving Notice ...........................................    24
23.2  Deemed Receipt of Mailing .........................................    25
23.3  Certificate of Sending ............................................    25
23.4  Notice to Joint Shareholders ......................................    25

23.5  Notice to Trustees ................................................    25

                                 PART 24
                     SEAL AND EXECUTION OF DOCUMENTS

24.1  Who May Attest Seal ...............................................    25
24.2  Sealing Copies ....................................................    26
24.3  Mechanical Reproduction of Seal ...................................    26
24.4  Execution of Documents Generally ..................................    26

                                 PART 25
                     COMMON SHARES WITHOUT PAR VALUE
                     SPECIAL RIGHTS AND RESTRICTIONS

25.1  Voting Rights .....................................................    26
25.2  Dividends .........................................................    26
25.3  Dissolution .......................................................    26

                                        Certificate of Incorporation No. _______

                            BUSINESS CORPORATIONS ACT

                                    ARTICLES

                                       OF

                             INFOWAVE SOFTWARE, INC.

                                     PART 1
                                 INTERPRETATION

1.1 DEFINITIONS. In these Articles, unless the context otherwise requires:

     "BOARD OF DIRECTORS", "DIRECTORS" and "BOARD" mean the directors or sole director of the Company for the time being;

     "BUSINESS CORPORATIONS ACT" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

     "LEGAL PERSONAL REPRESENTATIVE" means the personal or other legal representative of the shareholder;

     "REGISTERED ADDRESS" of a shareholder means the shareholder's address as recorded in the central securities register;

     "SEAL" means the seal of the Company, if any.

1.2 BUSINESS CORPORATIONS ACT AND INTERPRETATION ACT DEFINITIONS APPLICABLE. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

                                     PART 2
                          SHARES AND SHARE CERTIFICATES

2.1 AUTHORIZED SHARE STRUCTURE. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 FORM OF SHARE CERTIFICATE. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 SHAREHOLDER ENTITLED TO CERTIFICATE OR ACKNOWLEDGEMENT. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 DELIVERY BY MAIL. Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 REPLACEMENT OF WORN OUT OR DEFACED CERTIFICATE OR ACKNOWLEDGEMENT. If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

     (a) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

     (b) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATE OR ACKNOWLEDGEMENT. If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

     (a) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

     (b)  any indemnity the directors consider adequate.

2.7 SPLITTING SHARE CERTIFICATES. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 CERTIFICATE FEE. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 RECOGNITION OF TRUSTS. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

                                     PART 3
                                ISSUE OF SHARES

3.1 DIRECTORS AUTHORIZED. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 COMMISSIONS AND DISCOUNTS. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 BROKERAGE. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 CONDITIONS OF ISSUE. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

     (a) consideration is provided to the Company for the issue of the share by one or more of the following:

          (i)  past services performed for the Company;

          (ii) property;

          (iii)  money; and

     (b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 SHARE PURCHASE WARRANTS AND RIGHTS. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

                                     PART 4
                                 SHARE REGISTERS

4.1 CENTRAL SECURITIES REGISTER. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 CLOSING REGISTER. The Company must not at any time close its central securities register.

                                     PART 5
                                 SHARE TRANSFERS

5.1 REGISTERING TRANSFERS. A transfer of a share of the Company must not be registered unless:

     (a) a duly signed instrument of transfer in respect of the share has been received by the Company;

     (b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

     (c) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2 FORM OF INSTRUMENT OF TRANSFER. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 TRANSFEROR REMAINS SHAREHOLDER. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 SIGNING OF INSTRUMENT OF TRANSFER. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

     (a) in the name of the person named as transferee in that instrument of transfer; or

     (b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 ENQUIRY AS TO TITLE NOT REQUIRED. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 TRANSFER FEE. There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

                                     PART 6
                             TRANSMISSION OF SHARES

6.1 LEGAL PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 RIGHTS OF LEGAL PERSONAL REPRESENTATIVE. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

                                     PART 7
                               PURCHASE OF SHARES

7.1 COMPANY AUTHORIZED TO PURCHASE SHARES. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 PURCHASE WHEN INSOLVENT. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

     (a)  the Company is insolvent; or

     (b) making the payment or providing the consideration would render the Company insolvent.

7.3 SALE AND VOTING OF PURCHASED SHARES. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

     (a)  is not entitled to vote the share at a meeting of its shareholders;

     (b)  must not pay a dividend in respect of the share; and

     (c)  must not make any other distribution in respect of the share.

                                     PART 8
                                BORROWING POWERS

8.1 BORROWING POWERS. The Company, if authorized by the directors, may:

     (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

     (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

     (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

     (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                                     PART 9
                                  ALTERATIONS

9.1 ALTERATION OF AUTHORIZED SHARE STRUCTURE. Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

     (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

     (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

     (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

     (d) if the Company is authorized to issue shares of a class of shares with par value:

          (i)  decrease the par value of those shares; or

          (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

     (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

     (f)  alter the identifying name of any of its shares; or

     (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 SPECIAL RIGHTS AND RESTRICTIONS. Subject to the Business Corporations Act, the Company may by special resolution:

     (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

     (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 CHANGE OF NAME. The Company may by a directors' resolution or an ordinary resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 OTHER ALTERATIONS. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

                                     PART 10
                            MEETINGS OF SHAREHOLDERS

10.1 ANNUAL GENERAL MEETINGS. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 RESOLUTION INSTEAD OF ANNUAL GENERAL MEETING. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 CALLING OF MEETINGS OF SHAREHOLDERS. The directors may, whenever they think fit, call a meeting of shareholders.

10.4 NOTICE FOR MEETINGS OF SHAREHOLDERS. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least 21 days before the meeting.

10.5 RECORD DATE FOR NOTICE. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

     (a)  if and for so long as the Company is a public company, 21 days;

     (b)  otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 RECORD DATE FOR VOTING. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 FAILURE TO GIVE NOTICE AND WAIVER OF NOTICE. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 NOTICE OF SPECIAL BUSINESS AT MEETINGS OF SHAREHOLDERS. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

     (a)  state the general nature of the special business; and

     (b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

          (i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

          (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9 LOCATION OF GENERAL MEETINGS. The board of directors, by resolution, may determine the location of any general meeting to be held outside of British Columbia.

                                     PART 11
                     PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 SPECIAL BUSINESS. At a meeting of shareholders, the following business is special business:

     (a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

     (b) at an annual general meeting, all business is special business except for the following:

          (i)  business relating to the conduct of or voting at the meeting;

          (ii) consideration of any financial statements of the Company presented to the meeting;

          (iii) consideration of any reports of the directors or auditor;

          (iv) the setting or changing of the number of directors;

          (v)  the election or appointment of directors;

          (vi) the appointment of an auditor;

          (vii) the setting of the remuneration of an auditor;

          (viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

          (ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 SPECIAL MAJORITY. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 QUORUM. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 ONE SHAREHOLDER MAY CONSTITUTE QUORUM. If there is only one shareholder entitled to vote at a meeting of shareholders:

     (a) the quorum is one person who is, or who represents by proxy, that shareholder, and

     (b) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 OTHER PERSONS MAY ATTEND. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 REQUIREMENT OF QUORUM. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 LACK OF QUORUM. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

     (a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

     (b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 LACK OF QUORUM AT SUCCEEDING MEETING. If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 CHAIR. The following individual is entitled to preside as chair at a meeting of shareholders:

     (a)  the chair of the board, if any; or

     (b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

     (c) such other person who has been designated by the board of directors to exercise such function.

11.10 SELECTION OF ALTERNATE CHAIR. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 ADJOURNMENTS. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 NOTICE OF ADJOURNED MEETING. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 DECISION BY SHOW OF HANDS OR POLL. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 DECLARATION OF RESULT. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 MOTION NEED NOT BE SECONDED. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 CASTING VOTE. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 MANNER OF TAKING POLL. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

     (a)  the poll must be taken:

          (i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

          (ii) in the manner, at the time and at the place that the chair of the meeting directs;

     (b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

     (c)  the demand for the poll may be withdrawn by the person who demanded it

11.18 DEMAND FOR POLL ON ADJOURNMENT. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 CHAIR MUST RESOLVE DISPUTE. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 CASTING OF VOTES. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 DEMAND FOR POLL. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 DEMAND FOR POLL NOT TO PREVENT CONTINUANCE OF MEETING. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 RETENTION OF BALLOTS AND PROXIES. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24 MEETING BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM. A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

                                     PART 12
                              VOTES OF SHAREHOLDERS

12.1 NUMBER OF VOTES BY SHAREHOLDER OR BY SHARES. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

     (a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

     (b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 VOTES OF PERSONS IN REPRESENTATIVE CAPACITY. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 VOTES BY JOINT HOLDERS. If there are joint shareholders registered in respect of any share:

     (a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

     (b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 LEGAL PERSONAL REPRESENTATIVES AS JOINT SHAREHOLDERS. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 REPRESENTATIVE OF A CORPORATE SHAREHOLDER. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

     (a)  for that purpose, the instrument appointing a representative must:

          (i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

          (ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

     (b)  if a representative is appointed under this Article 12.5:

          (i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

          (ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

     Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 PROXY PROVISIONS DO NOT APPLY TO ALL COMPANIES. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 APPOINTMENT OF PROXY HOLDERS. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 ALTERNATE PROXY HOLDERS. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 WHEN PROXY HOLDER NEED NOT BE SHAREHOLDER. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

     (a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

     (b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

     (c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 DEPOSIT OF PROXY. A proxy for a meeting of shareholders must:

     (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

     (b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

     A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 VALIDITY OF PROXY VOTE. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

     (a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  by the chair of the meeting, before the vote is taken.

12.12 FORM OF PROXY. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

                                [Name of Company]
                                (the "Company")

          The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

          Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _______________ .

          Signed this ______ day of __________, _____.


                                        ----------------------------------------
                                        (Signature of shareholder)

                                        ----------------------------------------
                                        (Name of shareholder - printed)

12.13 REVOCATION OF PROXY. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

     (a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  provided, at the meeting, to the chair of the meeting.

12.14 REVOCATION OF PROXY MUST BE SIGNED. An instrument referred to in Article
12.13 must be signed as follows:

     (a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

     (b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 PRODUCTION OF EVIDENCE OF AUTHORITY TO VOTE. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

                                     PART 13
                                   DIRECTORS

13.1 FIRST DIRECTORS; NUMBER OF DIRECTORS. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

     (a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

     (b) if the Company is a public company, the greater of three and the most recently set of:

          (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

          (ii) the number of directors set under Article 14.4;

     (c)  if the Company is not a public company, the most recently set of:

          (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

          (ii) the number of directors set under Article 14.4.

13.2 CHANGE IN NUMBER OF DIRECTORS. If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

     (a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

     (b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 DIRECTORS' ACTS VALID DESPITE VACANCY. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 QUALIFICATIONS OF DIRECTORS. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 REMUNERATION OF DIRECTORS. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 REIMBURSEMENT OF EXPENSES OF DIRECTORS. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 SPECIAL REMUNERATION FOR DIRECTORS. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 GRATUITY, PENSION OR ALLOWANCE ON RETIREMENT OF DIRECTOR. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

                                     PART 14
                        ELECTION AND REMOVAL OF DIRECTORS

14.1 ELECTION AT ANNUAL GENERAL MEETING. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

     (a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

     (b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2 CONSENT TO BE A DIRECTOR. No election, appointment or designation of an individual as a director is valid unless:

     (a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

     (b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

     (c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3 Failure to Elect or Appoint Directors. If:

     (a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

     (b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

     then each director then in office continues to hold office until the earlier of:

     (c)  the date on which his or her successor is elected or appointed; and

     (d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 PLACES OF RETIRING DIRECTORS NOT FILLED. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 DIRECTORS MAY FILL CASUAL VACANCIES. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 REMAINING DIRECTORS POWER TO ACT. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 SHAREHOLDERS MAY FILL VACANCIES. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 ADDITIONAL DIRECTORS. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

     (a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

     (b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this
          Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

     14.9 CEASING TO BE A DIRECTOR. A director ceases to be a director when:

     (a)  the term of office of the director expires;

     (b)  the director dies;

     (c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

     (d) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 REMOVAL OF DIRECTOR BY SHAREHOLDERS. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 REMOVAL OF DIRECTOR BY DIRECTORS. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

                                     PART 15
                         POWERS AND DUTIES OF DIRECTORS

15.1 POWERS OF MANAGEMENT. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2 APPOINTMENT OF ATTORNEY OF COMPANY. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

                                     PART 16
                       DISCLOSURE OF INTEREST OF DIRECTORS

16.1 OBLIGATION TO ACCOUNT FOR PROFITS. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2 RESTRICTIONS ON VOTING BY REASON OF INTEREST. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 INTERESTED DIRECTOR COUNTED IN QUORUM. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 DISCLOSURE OF CONFLICT OF INTEREST OR PROPERTY. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5 DIRECTOR HOLDING OTHER OFFICE IN THE COMPANY. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 NO DISQUALIFICATION. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 PROFESSIONAL SERVICES BY DIRECTOR OR OFFICER. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 DIRECTOR OR OFFICER IN OTHER CORPORATIONS. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

                                     PART 17
                            PROCEEDINGS OF DIRECTORS

17.1 MEETINGS OF DIRECTORS. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 VOTING AT MEETINGS. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting will have a second or casting vote.

17.3 CHAIR OF MEETINGS. The following individual is entitled to preside as chair at a meeting of directors:

     (a)  the chair of the board, if any;

     (b) in the absence of the chair of the board, the president, if any, if the president is a director; or

     (c)  any other director chosen by the directors if:

          (i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

          (ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

          (iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 MEETINGS BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 CALLING OF MEETINGS. A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 NOTICE OF MEETINGS. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 WHEN NOTICE NOT REQUIRED. It is not necessary to give notice of a meeting of the directors to a director if:

     (a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

     (b)  the director has waived notice of the meeting.

17.8 MEETING VALID DESPITE FAILURE TO GIVE NOTICE. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9 WAIVER OF NOTICE OF MEETINGS. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 QUORUM. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11 VALIDITY OF ACTS WHERE APPOINTMENT DEFECTIVE. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 CONSENT RESOLUTIONS IN WRITING. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this
Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

                                     PART 18
                         EXECUTIVE AND OTHER COMMITTEES

18.1 APPOINTMENT AND POWERS OF EXECUTIVE COMMITTEE. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

     (a)  the power to fill vacancies in the board of directors;

     (b)  the power to remove a director;

     (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

     (d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 APPOINTMENT AND POWERS OF OTHER COMMITTEES. The directors may, by resolution:

     (a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

     (b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

          (i)  the power to fill vacancies in the board of directors;

          (ii) the power to remove a director;

          (iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

          (iv) the power to appoint or remove officers appointed by the directors; and

     (c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 OBLIGATIONS OF COMMITTEES. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

     (a) conform to any rules that may from time to time be imposed on it by the directors; and

     (b) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 POWERS OF BOARD. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

     (a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

     (b) terminate the appointment of, or change the membership of, the committee; and

     (c)  fill vacancies in the committee.

18.5 COMMITTEE MEETINGS. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

     (a)  the committee may meet and adjourn as it thinks proper;

     (b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

     (c) a majority of the members of the committee constitutes a quorum of the committee; and

     (d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting will have a second or casting vote.

                                     PART 19
                                    OFFICERS

19.1 DIRECTORS MAY APPOINT OFFICERS. The directors shall, from time to time, appoint a President and Secretary and such other officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 FUNCTIONS, DUTIES AND POWERS OF OFFICERS. The directors may, for each officer:

     (a)  determine the functions and duties of the officer;

     (b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

     (c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 QUALIFICATIONS. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the

Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 REMUNERATION AND TERMS OF APPOINTMENT. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

                                     PART 20
                                INDEMNIFICATION

20.1 DEFINITIONS. In this Article 20:

     (a) "ELIGIBLE PENALTY" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

     (b) "ELIGIBLE PROCEEDING" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

          (i)  is or may be joined as a party; or

          (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

     (c)  "EXPENSES" has the meaning set out in the Business Corporations Act.

20.2 MANDATORY INDEMNIFICATION OF DIRECTORS AND FORMER DIRECTORS. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 INDEMNIFICATION OF OTHER PERSONS. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4 NON-COMPLIANCE WITH BUSINESS CORPORATIONS ACT. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 COMPANY MAY PURCHASE INSURANCE. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

     (a)  is or was a director, officer, employee or agent of the Company;

     (b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

     (c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

     (d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

                                    PART 21
                                   DIVIDENDS

21.1 PAYMENT OF DIVIDENDS SUBJECT TO SPECIAL RIGHTS. The provisions of this
Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 DECLARATION OF DIVIDENDS. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 NO NOTICE REQUIRED. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 RECORD DATE. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5 MANNER OF PAYING DIVIDEND. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 SETTLEMENT OF DIFFICULTIES. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

     (a)  set the value for distribution of specific assets;

     (b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

     (c) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 WHEN DIVIDEND PAYABLE. Any dividend may be made payable on such date as is fixed by the directors.

21.8 DIVIDENDS TO BE PAID IN ACCORDANCE WITH NUMBER OF SHARES. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 RECEIPT BY JOINT SHAREHOLDERS. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 DIVIDEND BEARS NO INTEREST. No dividend bears interest against the
Company.

21.11 FRACTIONAL DIVIDENDS. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 PAYMENT OF DIVIDENDS. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 CAPITALIZATION OF SURPLUS. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

                                     PART 22
                         DOCUMENTS, RECORDS AND REPORTS

22.1 RECORDING OF FINANCIAL AFFAIRS. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2 INSPECTION OF ACCOUNTING RECORDS. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

                                     PART 23
                                    NOTICES

23.1 METHOD OF GIVING NOTICE. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

     (a) mail addressed to the person at the applicable address for that person as follows:

          (i) for a record mailed to a shareholder, the shareholder's registered address;

          (ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

          (iii) in any other case, the mailing address of the intended recipient;

     (b) delivery at the applicable address for that person as follows, addressed to the person:

          (i) for a record delivered to a shareholder, the shareholder's registered address;

          (ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

          (iii) in any other case, the delivery address of the intended recipient;

     (c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

     (d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

     (e)  physical delivery to the intended recipient.

23.2 DEEMED RECEIPT OF MAILING. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3 CERTIFICATE OF SENDING. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4 NOTICE TO JOINT SHAREHOLDERS. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 NOTICE TO TRUSTEES. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

     (a)  mailing the record, addressed to them:

          (i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

          (ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

     (b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

                                     PART 24
                         SEAL AND EXECUTION OF DOCUMENTS

24.1 WHO MAY ATTEST SEAL. Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

     (a)  any two directors;

     (b)  any officer, together with any director;

     (c)  if the Company only has one director, that director; or

     (d) any one or more directors or officers or persons as may be determined by the directors.

24.2 SEALING COPIES. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 MECHANICAL REPRODUCTION OF SEAL. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4 EXECUTION OF DOCUMENTS GENERALLY. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

                                     PART 25
                         COMMON SHARES WITHOUT PAR VALUE
                         SPECIAL RIGHTS AND RESTRICTIONS

     The Common Shares shall have attached thereto the following special rights and restrictions:

25.1 VOTING RIGHTS. The holders of the Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation, other than meetings of the holders of any other class of shares of the Corporation.

25.2 DIVIDENDS. The holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends, as and when declared by the Board of Directors of the Corporation in their absolute discretion, in such amount and in such form as the Board of Directors of the Corporation may from time to time determine, and all dividends which the Board of Directors of the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. For greater certainty the Board of Directors of the Corporation may in their discretion declare dividends on any one or more classes of shares in the Corporation to the exclusion of all other classes of shares of the Corporation; PROVIDED HOWEVER that no dividends shall be declared on the Common Shares which reduces the net assets of the Corporation (being the realizable value of the Corporation's assets less its liabilities) to an amount less than the aggregate of the Redemption Amount, as defined in 26.5.3, for the then outstanding Preferred Shares.

25.3 DISSOLUTION. Subject to the rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs, the remaining property and assets of the Corporation shall be distributed ratably to the holders of the Common Shares.

                                        INFOWAVE SOFTWARE, INC.


                                        By:
                                            ------------------------------------
                                            Authorized Signatory

DATED June ____, 2006.

                                   SCHEDULE C

                    EXCERPTS FROM THE CBCA ON DISSENT RIGHTS

190. RIGHT TO DISSENT            (1) Subject to sections 191 and 241, a holder
                                 of shares of any class of a corporation may
                                 dissent if the corporation is subject to an
                                 order under paragraph 192(4)(d) that affects
                                 the holder or if the corporation resolves to

                                      (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

                                      (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

                                      (c) amalgamate otherwise than under
                                      section 184;

                                      (d) be continued under section 188;

                                      (e) sell, lease or exchange all or
                                      substantially all its property under
                                      subsection 189(3); or

                                      (f) carry out a going private transaction or a squeeze out transaction.

FURTHER RIGHT                    (2) A holder of shares of any class or series
                                 of shares entitled to vote under section 176
                                 may dissent if the corporation resolves to
                                 amend its articles in a manner described in
                                 that section.

IF ONE CLASS OF SHARES           (2.1) The right to dissent described in
                                 subsection (2) applies even if there is only
                                 one class of shares.

PAYMENT FOR SHARES               (3) In addition to any other right the
                                 shareholder may have, but subject to subsection
                                 (26), a shareholder who complies with this
                                 section is entitled, when the action approved
                                 by the resolution from which the shareholder
                                 dissents or an order made under subsection
                                 192(4) becomes effective. to be paid by the
                                 corporation the fair value of the shares in
                                 respect of which the shareholder dissents,
                                 determined as of the close of business on the
                                 day before the resolution was adopted or the
                                 order was made.

NO PARTIAL DISSENT               (4) A dissenting shareholder may only claim
                                 under this section with respect to all the
                                 shares of a class held on behalf of any one
                                 beneficial owner and registered in the name of
                                 the dissenting shareholder.

OBJECTION                        (5) A dissenting shareholder shall send to the
                                 corporation, at or before any meeting of
                                 shareholders at which a resolution referred to
                                 in subsection (1) or (2) is to be voted on, a
                                 written objection to the resolution, unless the
                                 corporation did not give notice to the
                                 shareholder of the purpose of the meeting and
                                 of their right to dissent.

NOTICE OF RESOLUTION             (6) The corporation shall, within ten days
                                 after the shareholders adopt the resolution,
                                 send to each shareholder who has filed the
                                 objection referred to in subsection (5) notice
                                 that the resolution has been adopted, but such
                                 notice is not required to be sent to any
                                 shareholder who voted for the resolution or who
                                 has withdrawn their objection.

DEMAND FOR PAYMENT               (7) A dissenting shareholder shall, within
                                 twenty days after receiving a notice under
                                 subsection (6) or, if the shareholder does not
                                 receive such notice, within twenty days after
                                 learning that the resolution has been adopted,
                                 send to the corporation a written notice
                                 containing

                                      (a) the shareholder's name and address;

                                      (b) the number and class of shares in
                                      respect of which the shareholder dissents;
                                      and

                                      (c) a demand for payment of the fair value of such shares.

SHARE CERTIFICATE                (8) A dissenting shareholder shall, within
                                 thirty days after sending a notice under
                                 subsection (7), send the certificates
                                 representing the shares in respect of which the
                                 shareholder dissents to the corporation or its
                                 transfer agent.

FORFEITURE                       (9) A dissenting shareholder who fails to
                                 comply with subsection (8) has no right to make
                                 a claim under this section.

ENDORSING CERTIFICATE            (10) A corporation or its transfer agent shall
                                 endorse on any share certificate received under
                                 subsection (8) a notice that the holder is a
                                 dissenting shareholder under this section and
                                 shall forthwith return the share certificates
                                 to the dissenting shareholder.

SUSPENSION OF RIGHTS             (11) On sending a notice under subsection (7),
                                 a dissenting shareholder ceases to have any
                                 rights as a shareholder other than to be paid
                                 the fair value of their shares as determined
                                 under this section except where

                                      (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

                                      (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

                                      (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

OFFER TO PAY                     (12) A corporation shall, not later than seven
                                 days after the later of the day on which the
                                 action approved by the resolution is effective
                                 or the day the corporation received the notice
                                 referred to in subsection (7), send to each
                                 dissenting shareholder who has sent such notice

                                 (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

                                 (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

SAME TERMS                       (13) Every offer made under subsection (12) for
                                 shares of the same class or series shall be on
                                 the same terns.

PAYMENT (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

CORPORATION MAY APPLY TO         (15) Where a corporation fails to make an offer
COURT                            under subsection (12), or if a dissenting
                                 shareholder fails to accept an offer, the
                                 corporation may, within fifty days after the
                                 action approved by the resolution is effective
                                 or within such further period as a court may
                                 allow, apply to a court to fix a fair value for
                                 the shares of any dissenting shareholder.

SHAREHOLDER APPLICATION TO       (16) If a corporation fails to apply to a court
COURT                            under subsection (15), a dissenting shareholder
                                 may apply to a court for the same purpose
                                 within a further period of twenty days or
                                 within such further period as a court may
                                 allow.

VENUE                            (17) An application under subsection (15) or
                                 (16) shall be made to a court having
                                 jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

NO SECURITY FOR COSTS            (18) A dissenting shareholder is not required
                                 to give security for costs in an application
                                 made under subsection (15) or (16).

PARTIES                          (19) On an application to a court under
                                 subsection (15) or (16),

                                      (a) all dissenting shareholders whose
                                      shares have not been purchased by the
                                      corporation shall be joined as parties and are bound by the decision of the court;
                                      and

                                      (b) the corporation shall notify each
                                      affected dissenting shareholder of the
                                      date, place and consequences of the
                                      application and of their right to appear and be heard in person or by counsel.

POWERS OF COURT                  (20) On an application to a court under
                                 subsection (15) or (16), the court may
                                 determine whether any other person is a
                                 dissenting shareholder who should be joined as
                                 a party, and the court shall then fix a fair
                                 value for the shares of all dissenting
                                 shareholders.

APPRAISERS                       (21) A court may in its discretion appoint one
                                 or more appraisers to assist the court to fix a
                                 fair value for the shares of the dissenting
                                 shareholders.

FINAL ORDER                      (22) The final order of a court shall be
                                 rendered against the corporation in favour of
                                 each dissenting shareholder and for the amount
                                 of the shares as fixed by the court.

INTEREST (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

NOTICE THAT SUBSECTION (26)      (24) If subsection (26) applies, the
APPLIES                          corporation shall, within ten days after the
                                 pronouncement of an order under subsection
                                 (22), notify each dissenting shareholder that
                                 it is unable lawfully to pay dissenting
                                 shareholders for their shares.

EFFECT WHERE SUBSECTION (26)     (25) If subsection (26) applies, a dissenting
APPLIES                          shareholder, by written notice delivered to the
                                 corporation within thirty days after receiving
                                 a notice under subsection (24), may

                                      (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

                                      (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

LIMITATION                       (26) A corporation shall not make a payment to
                                 a dissenting shareholder under this section if
                                 there are reasonable grounds for believing that

                                      (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

                                      (b) the realizable value of the
                                      corporation's assets would thereby be less than the aggregate of its liabilities.

INFOWAVE SOFTWARE, INC.

                                                            (COMPUTERSHARE LOGO)
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com


                                    SECURITY CLASS

                                    HOLDER ACCOUNT NUMBER

FORM OF PROXY - ANNUAL AND SPECIAL GENERAL MEETING TO BE HELD ON JUNE 23, 2006

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

 PROXIES SUBMITTED MUST BE RECEIVED BY 9:00 AM, PACIFIC TIME, ON JUNE 21, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE               TO VOTE USING THE INTERNET

o     Call the number listed              o     Go to the following web site:
      BELOW from a touch tone                   www.computershare.com/proxy
      telephone.

      1-866-732-VOTE (8683) TOLL FREE

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER               HOLDER ACCOUNT NUMBER                 ACCESS NUMBER

+                                                                              +


APPOINTMENT OF PROXYHOLDER

THE UNDERSINGED "REGISTERED                     PRINT THE NAME OF THE PERSON YOU
SHAREHOLDER OF INFOWAVE SOFTWARE,               ARE APPOINTING IF THIS PERSON IS
INC. (THE "CORPORATION") HEREBY                 SOMEONE OTHER THAN THE MANAGEMENT
APPOINTS: JAMES W. SUTTIE,             OR       NOMINEES LISTED HEREIN.                   ---------------------------------
PRESIDENT OF THE CORPORATION, OR
FAILING THIS PERSON, GEORGE
REZNIK, CHIEF OPERATING OFFICER
AND CHIEF FINANCIAL OFFICER OF
THE CORPORATION,

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Infowave Software, Inc. to be held at the Executive Inn, Boardroom C, 4201 Lougheed Highway, Burnaby, British Columbia on June 23, 2006 at 9:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF DIRECTORS

                    FOR  WITHHOLD                   FOR  WITHHOLD                 FOR  WITHHOLD                      FOR  WITHHOLD

01. Gregg Thompson  [ ]    [ ]     02. James W.     [ ]    [ ]     03. Gerald     [ ]    [ ]     04. Keith Triginer  [ ]    [ ]
                                       Suttie                          Trooien

05. Robert (Owen)   [ ]    [ ]     06. Allen Sello  [ ]    [ ]     07. Wayne      [ ]    [ ]
    Wiberg                                                             Henderson

------------------------------------------------------------------------------------------------------------------------------------

2. APPOINTMENT OF AUDITORS                                                                                           FOR  WITHHOLD

To appoint KPMG, LLP, Chartered Accountants, as Auditors of the Corporation and                                      [ ]    [ ]
to authorize the Directors to fix the Auditors' remuneration.

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3. SPECIAL RESOLUTION                                                                                                FOR  AGAINST

To approve, by special resolution, the authorization of the continuance of the                                       [ ]    [ ]
Corporation from its current governing jurisdiction, being the Canada Business
Corporations Act, to the Business Corporations Act (British Columbia).

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4. TRANSACT OTHER BUSINESS                                                                                           FOR  AGAINST

To transact such other business as may properly come before the Meeting.                                             [ ]    [ ]

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AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR           SIGNATURE(S)                                  DATE
INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED
ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.               ----------------------------------------      MM/DD/YY

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INTERIM FINANCIAL STATEMENTS                                       ANNUAL REPORT

Mark this box if you would like to receive interim financial       Mark this box if you would NOT like to receive the Annual
statements and accompanying Management's Discussion and            Report and accompanying Management's Discussion and Analysis
Analysis by mail.                                            [ ]   by mail.                                                      [ ]

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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INFOWAVE SOFTWARE, INC.                                                        +

                        INTERIM FINANCIAL STATEMENTS -                  ANNUAL REPORT -

                  [ ]   Mark this box if you would like           [ ]   Mark this box if you would like to
                        to receive Interim Financial                    receive Annual Report by mail.
                        Statements by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.


Name

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Apt.                Street Number              Street Name

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City                      Prov. / State          Postal Code / Zip Code

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                9NITE02               IWQQ.NIA1.E.939.OUTSOURCED/000001/000001/i

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